Exhibit 99.27

TSX: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

ANNOUNCES DECEMBER DIVIDEND

TORONTO, ONTARIO—December 2, 2011—Just Energy Group Inc. filed notice with the Toronto Stock Exchange today announcing its December dividend. A dividend of $0.10333/common share ($1.24 annually) will be paid on December 31st, 2011 to shareholders of record at the close of business on December 15th, 2011. This dividend is designated as an “eligible dividend” for Canadian income tax purposes. The common shares trade on the Toronto Stock Exchange under the symbol “JE.”.

Just Energy also reports that at November 30th, 2011 the conversion price for each $1,000 of its outstanding 6% convertible unsecured subordinated debenture issued on October 2, 2007 (TSX: JE.DB.A) has been adjusted in accordance with the Trust Indenture dated October 2, 2007, as supplemented from time to time, to $30.39 convertible into 32.91 common shares of Just Energy Group Inc.

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business.

JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just

Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

FORWARD-LOOKING STATEMENTS

Just Energy’s press releases may contain forward-looking statements including statements pertaining to closing of the Offering and the anticipated timing thereof, customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Offering levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at

www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206